SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                     Amendment No. 17

                 MONMOUTH CAPITAL CORPORATION
                      (Name of Issuer)


                        COMMON STOCK
               (Title of Class of Securities)

                         609524103
                       (CUSIP Number)


                    Eugene W. Landy, Esq.
                        Landy & Landy
                      125 Wyckoff Road
                        P.O. Box 335
                Eatontown, New Jersey  07724
                         732-542-4555
             (Name, address and telephone number
           of Person Authorized to Receive Notices
                     and Communications)


                       January 27, 1998
            (Date of Event Which Requires Filing
                       this Statement)


            ANNUAL REPORT --  NO MATERIAL CHANGE

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                        [   ]

           Check  the  following box if a fee is being  paid
with this statement:                                    [   ]

1.   Name of Reporting Person, S.S. or I.R.S. Identification
     No. of Reporting Person:

     Eugene W. Landy               S.S. ####-##-####

2.   Check appropriate box if member of a group:

     a)   [ X  ]

     b)   [    ]

3.   SEC Use Only


4.   Source of Funds:

     Eugene W. Landy used personal funds.

5. Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e):


6.   Citizen or Place of Organization:  Citizen of U.S.A.

Number of Shares          7. Sole Voting Power        102,647.8422 shares
Beneficially  Owned       8. Shared Voting Power       87,293.1964 shares
by Reporting  Person      9. Sole Dispositive Power   102,647.8422 shares
                         10. Shared Dispositive Power  87,293.1964 shares

11.    Aggregate  Amount  Beneficially  Owned  by  Reporting
       Person:

       189,941.0386 shares

12.   Check  if  the Aggregate Amount in Row  (11)  excludes
      Certain Shares:

     [   X   ]

13.  Percent of Class Represented by Amount in Row (11):

     12.85%

14.  Type of Reporting Person:  Individual

ITEM 1.   SECURITY AND ISSUER

           Common Stock issued by Monmouth Capital Corporation, 125 Wyckoff Road, Eatontown, New Jersey 07724.


ITEM 2.   IDENTITY AND BACKGROUND

      (a)  The  person filing this statement is  Eugene  W. Landy.

      (b)  Mr. Landy's business address is 125 Wyckoff Road, Eatontown, NJ
           07724

      (c) Mr. Landy's present principal occupation is an attorney with the law firm of Landy & Landy; President of Monmouth Capital Corporation; President of Monmouth Real Estate Investment Corporation (formerly Monmouth Real Estate Investment Trust); and Chairman of the Board of United Mobile Homes, Inc.

      (d) Mr. Landy has not been convicted in a criminal proceeding during the past five years.

      (e) Mr. Landy, has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal orstate security laws or finding any violations with respect to such laws.

     (f)   Mr. Landy is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Answers to this Item 3 for Mr. Landy are set forth above.

ITEM 4.   PURPOSE OF TRANSACTION

          Common Stock of Monmouth Capital Corporation was acquired for investment purposes. The acquisition involves no change of control of Monmouth Capital Corporation. Eugene W. Landy is President, Director and a major shareholder. Therefore, Item 4 is somewhat inapplicable. Mr. Landy has no plans for the following:

          (a) The acquisition by any person or additional securities of the issuer, or the disposition of securities of the issuer;
          except that purchases of Monmouth Capital Corporation common stock in amounts up to 10,000 shares may be made from time to time in the open market; and except that purchases of Monmouth Capital

           Corporation common stock may be made from time to time under the Company's Dividend Reinvestment and Stock Purchase Plan without limitation.

           (b) the extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; except the Board of Directors of Monmouth Capital Corporation is considering the changes set forth in (f) of this Item 4 below;

          (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the issuer;

          (f) any other material change in the issuer's business or corporate structur, as set forth in the issuer's Form 10K and annual report;

          (g) changes in the issuer's charter, by-laws or instruments cor-responding thereto or other actions which may impede the acquisition or control of the issuer by any person;

          (h) causing a class of securities of the issuerto be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; or

          (i)  any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

           (a) As of the close of business on January 27, 1998, the following table lists the aggregate number of shares and the percentage of the shares of common stock owned:

                                   Aggregate Number         Percentage of
           Name                     of Shares Owned         Shares Owned

          Eugene W. Landy           95,684.7163
          Gloria Landy               6,963.1259
          Eugene W. Landy,
             Profit Sharing         56,065.7132
          Eugene W. Landy,
            Pension Plan            31,227.4832

                 Total:            189,941.0386 shares*    12.85%

______________________________
*Excludes shares held by Mr. Landy's adult children in which he disclaims any beneficial interest.

            (b) The information required by this sub-paragraph is contained in the responses to ITEMS 7-10 of the second part of the cover page hereto, which items are hereby incorporated by reference.

            (c) The following transactions were effected by Mr. Landy with respect to the Common Stock of Monmouth Capital Corporation during the past 60 days:

                                       Amt.of       Character of     Price Per
            Name       Date            Shares       Transaction         Share

            E.W.Landy  12/15/97        1,631.0655 Acquisition Pursuant $2.75
                                                  to the Company's
                                                  Dividend Reinvestment
                                                  and Stock Purchase Plan

           Gloria Landy 12/15/97         124.3418 Acquisition Pursuant $2.75
                                                  to the Company's
                                                  Dividend Reinvestment
                                                  and Stock Purchase Plan

            E.W. Landy
            Profit Sharing 12/15/97    1,001.1709 Acquisition Pursuant $2.75
                                                  to the Company's
                                                  Dividend Reinvestment
                                                  and Stock Purchase Plan

                                         Amt. of   Character of      Price Per
             Name            Date        Shares    Transaction         Share

           E.W. Landy      12/15/97      557.6364 Acquisition Pursuant $2.75
           Pension Plan                           to the Company's
                                                  Dividend Reinvestment
                                                  and Stock Purchase Plan


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 There   are   no  contracts,  arrangements, understandings
          or relationships (legal or otherwise) between the person named in Item 2 hereof or between such person and any person with respect to any securities of Monmouth Capital Corporation.

ITEM 7 .   MATERIAL TO BE FILED AS EXHIBITS

           None.


                          SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.








Dated:     January 27, 1998

                                            /s/Eugene W. Landy